                                                                      Exhibit 99

                                       Pennsylvania Real Estate Investment Trust
[GRAPHIC OMITTED]                      200 South Broad Street
                                       Philadelphia, PA 19102
                                       www.preit.com

                                       Phone:  215-875-0700
                                       Fax:    215-546-7311

FOR FURTHER INFORMATION:
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
AT THE COMPANY                                   AT THE FINANCIAL RELATIONS BOARD
 Edward A. Glickman                              Joe Calabrese         Pamela King           Judith Sylk-Siegel
 Executive Vice President and CFO                (General Info)        (Analyst Info)        (Media Info)
 (215) 875-0700                                  (212) 661-8030        (212) 661-8030        (212) 661-8030

FOR IMMEDIATE RELEASE
May 13, 1999
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                    Pennsylvania Real Estate Investment Trust

Philadelphia, PA, May 13, 1999 -- Pennsylvania Real Estate Investment Trust (NYSE:PEI) announced today the results of its operations for the first quarter ended March 31, 1999.

First Quarter Highlights
o Increased FFO by 12.5% to $0.63 per share on 14.6 million shares/OP units outstanding from $0.56 per share on 13.9 million shares/OP units outstanding during the first quarter of 1998
o Funds from operations for the quarter increased 18.2% to $9.2 million from $7.7 million in 1998
o Increased combined net operating income 41.2% to $18.3 million from $13.0 million in 1998
   o Retail net operating income increased 68.7% from the 1998 first quarter
   o Multifamily net operating income grew 17.8% from the 1998 first quarter
o Acquired an interest in Creekview shopping center, a 64-acre power center site in Warrington, PA

First Quarter Results
Funds from operations (FFO) for the three months ended March 31, 1999 totaled $9,155,000, an 18.2% increase over FFO of $7,744,000 for the comparable three-month period ended March 31, 1998. The growth was driven by acquisitions and development projects completed in 1998 and improved operating results in the Company's portfolio. First quarter FFO was $0.63 per share on 14,582,000 weighted average share equivalents outstanding (including Operating Partnership [OP] units), compared to $0.56 per share on 13,938,000 weighted average share equivalents for the three months ended March 31, 1998. As calculated by NAREIT, FFO is defined as net income excluding extraordinary and unusual items, gain (or loss) on the sale of property, plus depreciation and amortization.

Net operating income from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased 41.2% to $18,316,000 for the three months

PREIT Announces First Quarter 1999 Results
May 13, 1999
Page 2

ended March 31, 1999, from $12,971,000 for the three months ended March 31, 1998. The increase is mainly due to acquisitions completed in the second half of 1998 and the completion of two development properties in the fourth quarter of 1998.

Net income for the three months ended March 31, 1999 was $5,870,000, or $0.44 per basic share, on total weighted average shares outstanding of 13,309,000 compared to $4,593,000, or $0.35 per basic share, on 13,292,000 total weighted average shares outstanding for the three months ended March 31, 1998. Net income for the 1999 period included gains on sales of 135 Commerce Drive, Fort Washington, PA and a land parcel at Crest Plaza, Allentown, PA, totaling $1,346,000 or $0.10 per share.

Comments from Management
Ronald Rubin, Chief Executive Officer of PREIT, said, "We continue to be pleased with our operating results, demonstrating the integration of several accretive acquisitions over the past year, the recent completion of two development projects and strong internal growth. During the 1999 first quarter we achieved double digit increases in FFO, combined net operating income as well as solid performance from our multifamily portfolio, reflecting the effectiveness of our long-term growth strategies."

Mr. Rubin continued, "Our primary focus in early 1999 is maintaining the growth of our development pipeline, and obtaining adequate funding for such purpose."

Same Store NOI Growth Continues - Multifamily & Shopping Center Portfolios
Same store net operating income for the Company's portfolio of multifamily properties increased 4.7% over the first quarter of 1998, primarily driven by an increase in revenues and improved occupancy. Same store net operating income for the first quarter of 1999 for the Company's shopping center portfolio increased by 0.5% over the comparable quarter. The Company's same store analysis of the retail portfolio is negatively impacted by the Company's revised policy of not accruing percentage rental income until all contingencies have been removed (consistent with the Emerging Issues Task Force (EITF) 98-9). This policy causes some percentage rental income to be recognized later in the calendar year when compared with the policy in effect in the first quarter of 1998.

Portfolio Highlights
o Creekview (Warrington, PA) -- PREIT announced that it acquired a 64-acre power center site in conjunction with the center's two major tenants, Target and Lowe's. Ownership of the 387,000 square foot shopping center is in the form of a retail condominium in which PREIT, Target and Lowe's own 100% of the condominium. PREIT, whose share of the purchase price was $1.3 million, plans to develop 100,000 square feet of stores complementary to Target and Lowe's at a total cost of approximately $10 million.
o Development Pipeline - During the second quarter, the Company expects construction will commence on two retail development projects, Paxton Towne Center (582,000 square feet) in Harrisburg, PA and Blue Route Metroplex (760,000 square feet) in Plymouth Meeting, PA. Funding for these projects is expected to come from the Company's line of credit and construction financing.

PREIT Announces First Quarter 1999 Results
May 13, 1999
Page 3


o Dispositions - The Company sold a non-core asset from its industrial portfolio (135 Commerce Drive in Fort Washington, PA) to the property's tenant and a surplus land parcel at Crest Plaza in Allentown, PA for total capital gains of $1,346,000, or $0.10 per share.

Jonathan B. Weller, President and Chief Operating Officer of PREIT, commented, "We remain highly committed to our development efforts, providing PREIT with opportunities to leverage its development expertise while offering the potential for FFO growth. Currently, PREIT's development and redevelopment pipeline includes five power centers, three strip centers and one enclosed mall," Mr. Weller added. "Consistent with the Company's strategy of selling non-core assets, PREIT sold one of its industrial properties as well as a surplus land parcel at Crest Plaza during the quarter. Looking forward, we will continue to prune our portfolio by selling properties that do not meet PREIT's long-term ownership criteria."

Benefits of New Long-Term Financing
As previously announced in April, PREIT closed on the financing of eight multifamily communities with $108 million of permanent, fixed-rate, long-term debt. With the financing, PREIT replaced short-term floating rate debt with mortgage debt with a 10 year maturity and a weighted average interest cost of 6.77%. A portion of the proceeds from the transaction were used to pay off a short-term, floating rate loan of $17 million, which was secured by the recently acquired Northeast Tower Center in Philadelphia, PA. The balance of the proceeds, approximately $88 million, was used to pay down the Company's line of credit. After the paydown, approximately $60 million was outstanding under the Company's line of credit.

Edward Glickman, Chief Financial Officer of PREIT, added, "To position PREIT for future growth, we recently took steps to strengthen our financial resources and our capability to continue building our portfolio. Importantly, the proceeds from the $108 million long-term financing provide the Company with additional financial flexibility to facilitate its 1999 development projects and other high value-added opportunities. We are confident of the Company's prospects for continued profitable growth."

Quarterly Dividend Declared
The Company declared a quarterly dividend of $0.47 per share payable on June 15, 1999 to shareholders and unitholders of record as of May 28, 1999. The June 15, 1999 dividend payment will be PREIT's 89th consecutive distribution since its initial dividend paid in August of 1962. Throughout its history, the Company has never omitted or reduced a shareholder dividend.

PREIT Announces First Quarter 1999 Results
May 13, 1999
Page 4


Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (8.0 million square feet) and apartment communities (7,241 units) located primarily in the eastern United States. The Company's portfolio currently consists of interests in 47 properties in 10 states. In addition, there are 5 retail properties under development. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, PA.

With the exception of the historical information contained in the release, the matters described herein contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve various risks and may cause actual results to differ materially. These risks include, but are not limited to, the ability of the Company to grow internally or by acquisition and to integrate acquired businesses, the availability of adequate funds at reasonable cost, changing industry and competitive conditions, and other risks outside the control of the company referred to in the Company's registration statement and periodic reports filed with the Securities and Exchange Commission.

                            [Financial Tables Follow]

                                      # # #

                ** A supplemental quarterly financial package **
            is available on the Company's web site at www.preit.com.

 To receive additional information on Pennsylvania Real Estate Investment Trust via fax at no charge, please dial 1-800-PRO-INFO
                        and enter the ticker symbol PEI.

PREIT Announces First Quarter 1999 Results
May 13, 1999
Page 5

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

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
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FUNDS FROM OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Three Months Ended
                                                                                ----------------------------------------------------
                                                                                March 31, 1999                      March 31, 1998
                                                                                ----------------------------------------------------
Income before minority interest in operating partnership                         $ 6,432,000                         $ 4,817,000
Less:     Gains on sales of interests in real estate                              (1,346,000)                                  -
Add:      Wholly owned & consolidated partnership, net                             3,156,000                           2,088,000
          Unconsolidated partnerships & joint ventures                             1,059,000                             998,000
          Excess purchase price over net asset acquired                               53,000                              29,000
Less:     Depreciation of non-real estate assets                                     (60,000)                            (58,000)
          Amortization of deferred financing assets                                 (139,000)                           (130,000)
                                                                                 -----------                         -----------
FUNDS FROM OPERATIONS                                                            $ 9,155,000 (1)                     $ 7,744,000 (1)
                                                                                 ===========                         ===========
FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                                           $0.63                               $0.56
                                                                                 ===========                         ===========
Weighted average number of shares outstanding                                     13,309,000                          13,292,000
Weighted average effect of full conversion of OP units                             1,273,000                             646,000
                                                                                 -----------                         -----------
Total weighted average shares of outstanding including OP units                   14,582,000                          13,938,000
                                                                                 -----------                         -----------

(1) Includes the non-cash effect of straight-line rent of $295,000 and $225,000 for the 1st quarter of 1999 and 1998, respectively.

------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Three Months Ended
                                                                                ----------------------------------------------------
                                                                                March 31, 1999                      March 31, 1998
                                                                                ----------------------------------------------------
REVENUES
      Gross revenues from real estate                                            $21,100,000                         $13,526,000
      Interest and other income                                                      163,000                             121,000
                                                                                 -----------                         -----------
                                                                                  21,263,000                          13,647,000
                                                                                 -----------                         -----------
EXPENSES
      Property operating expenses                                                  7,377,000                           5,093,000
      Depreciation and amortization                                                3,216,000                           2,138,000
      General & administrative expenses                                              853,000                             738,000
      Interest expense                                                             5,105,000                           1,978,000
                                                                                 -----------                         -----------
                                                                                  16,551,000                           9,947,000
                                                                                 -----------                         -----------
          Income before equity in unconsolidated entities,
          gains on sales of interests in real estate and
          minority interest in operating partnership                               4,712,000                           3,700,000
Equity in loss of PREIT-RUBIN, Inc.                                               (1,092,000)                           (358,000)
Equity in income of partnerships and joint ventures                                1,466,000                           1,475,000
Gains on sales of interests in real estate (2)                                     1,346,000                                   -
                                                                                 -----------                         -----------
          Income before minority interest in operating partnership                 6,432,000                           4,817,000
Minority interest in operating partnership                                          (562,000)                           (224,000)
                                                                                 -----------                         -----------
NET INCOME                                                                        $5,870,000                         $ 4,593,000
                                                                                 ===========                         ===========
PER SHARE DATA
Net income before gains on sales of interests in real estate                           $0.34                               $0.35
Gains on sales of interests in real estate                                              0.10                                   -
                                                                                 -----------                         -----------
BASIC INCOME PER SHARE                                                                 $0.44                               $0.35
                                                                                 ===========                         ===========
DILUTED INCOME PER SHARE                                                               $0.44                               $0.34
                                                                                 ===========                         ===========
Weighted average number of shares outstanding                                     13,309,000                          13,292,000
                                                                                 -----------                         -----------

(2)   Gains on sales of 135 Commerce Drive, Fort Washington, PA and land parcel at Crest Plaza, Allentown, PA.
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

PREIT Announces First Quarter 1999 Results
May 13, 1999
Page 6

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data
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EQUITY IN INCOME OF PARTNERSHIPS
AND JOINT VENTURES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Three Months Ended
                                                                                ----------------------------------------------------
                                                                                March 31, 1999                      March 31, 1998
                                                                                ----------------------------------------------------
Gross revenues from real estate                                                   14,158,000                          $14,737,000
                                                                                ============                          ===========
Expenses:
   Property operating expenses                                                     4,852,000                            5,403,000
   Mortgage and bank loan interest                                                 4,188,000                            4,233,000
   Depreciation and amortization                                                   2,154,000                            2,071,000
                                                                                ------------                          -----------
                                                                                  11,194,000                           11,707,000
                                                                                ------------                          -----------
                                                                                   2,964,000                            3,030,000
Partner's Share                                                                   (1,498,000)                          (1,555,000)
                                                                                ------------                          -----------
EQUITY IN INCOME OF PARTNERSHIPS AND JOINT VENTURES                             $  1,466,000                          $ 1,475,000
                                                                                ============                          ===========

                                         Supplemental Information for Wholly Owned Properties
                               and the Company's Proportionate Share of Partnerships and Joint Ventures

------------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
AND AMORTIZATIONS ("EBITDA")
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Three Months Ended
                                                                                ----------------------------------------------------
                                                                                March 31, 1999                      March 31, 1998
                                                                                ----------------------------------------------------
Gross Revenues                                                                  $ 21,100,000                         $ 13,526,000
Operating expenses                                                                (7,377,000)                          (5,093,000)
                                                                                ------------                         ------------
Net operating income: Wholly-owned properties                                     13,723,000                            8,433,000
Company's proportionate share of partnerships and
  joint ventures net operating income                                              4,593,000                            4,538,000
                                                                                ------------                         ------------
Combined net operating income                                                     18,316,000                           12,971,000
Interest income                                                                      163,000                              121,000
Company's proportionate share of PREIT-RUBIN, Inc.
  net operating loss                                                                (800,000)                            (221,000)
General and administrative expenses                                                 (853,000)                            (738,000)
                                                                                ------------                         ------------
EBITDA                                                                          $ 16,826,000                         $ 12,133,000
                                                                                ============                         ============
MORTGAGE NOTES AND BANK LOANS PAYABLE
Wholly-Owned Properties
  Mortgage notes payable                                                        $166,274,000                         $ 65,121,000
  Bank Loans payable                                                             142,973,000                           49,526,000
                                                                                ------------                         ------------
                                                                                 309,247,000                          114,647,000
Company's Proportionate Share of
Partnerships and Joint Ventures
  Mortgage notes payable                                                         108,861,000                          102,704,000
  Bank loans payable                                                               2,482,000                            4,154,000
                                                                                ------------                         ------------
Total mortgage notes and bank loans payable                                     $420,590,000                         $221,505,000
                                                                                ============                         ============
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